Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT AUDITOR’S REPORT ON AUDIT OF CONSOLIDATED FINANCIAL RESULTS
TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and half year ended September 30, 2023, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the subsidiaries as given in the Annexure to this report;
(ii)	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and half year ended September 30, 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and half year ended September 30, 2023 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

The Statement which includes Consolidated financial results is the responsibility of the Company’s Board of Directors and has been approved by it for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three and six months ended September 30, 2023. This responsibility includes the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Boards of Directors of the Companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.
•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: October 12, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXSBT5067

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH (formerly known as Panaya GmbH) became a wholly owned subsidiary of Infosys Singapore Pte. Ltd with effect from February 23, 2023
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.)
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB (Extero)
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V.
52.	Stater Belgium N.V./S.A.
53.	Outbox systems Inc. dba Simplus (US)
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)
58.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc. (formerly known as Beringer Commerce Inc)
62.	Kaleidoscope Animations, Inc.
63.	Kaleidoscope Prototyping LLC (under liquidation)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH (formerly known as Kristall 247. GmbH)
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.
78.	oddity space GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
79.	oddity jungle GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
80.	oddity waves GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
81.	oddity group Services GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
82.	oddity code GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
83.	oddity code d.o.o. which was formerly a subsidiary of oddity Code GmbH acquired by Infosys Germany GmbH on April 20, 2022 has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	oddity GmbH renamed as WongDoody GmbH (acquired by Infosys Germany GmbH on April 20, 2022)
85.	oddity (Shanghai) Co. Ltd. (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022
86.	oddity Limited (Taipei) (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022
87.	Infosys Public Services Canada Inc. (a wholly owned subsidiary of Infosys Public Services Inc.) incorporated on July 8, 2022
88.	BASE life science A/S acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
89.	BASE life science AG (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
90.	BASE life science GmbH (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
91.	BASE life science Ltd. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
92.	BASE life science S.A.S. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
93.	BASE life science S.r.l. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
94.	Innovisor Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
95.	BASE life science Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
96.	BASE life science SL. (a wholly owned subsidiary of BASE life science A/S) incorporated on September 6, 2022
97.	Panaya Germany GmbH, a wholly owned subsidiary of Panaya Inc. incorporated on December 15, 2022
98.	Infosys Norway, a wholly owned subsidiary of Infosys Singapore Pte. Ltd. incorporated on February 7, 2023
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) incorporated on August 11, 2023
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023
101.	Infosys Employees Welfare Trust
102.	Infosys Employee Benefits Trust
103.	Infosys Science Foundation
104.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and half year ended September 30, 2023, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter and half year ended September 30, 2023.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and half year ended September 30, 2023 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement, which includes the Standalone financial results is the responsibility of the Company’s Board of Directors, and has been approved by it for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three and six months ended September 30, 2023. This responsibility includes the preparation and presentation of the standalone financial results for the quarter and half year ended September 30, 2023 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

 Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: October 12, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXSBV2416

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	38,994	37,933	36,538	76,927	71,008	146,767
Other income, net	632	561	584	1,193	1,260	2,701
Total Income	39,626	38,494	37,122	78,120	72,268	149,468
Expenses
Employee benefit expenses	20,796	20,781	19,438	41,577	37,776	78,359
Cost of technical sub-contractors	3,074	3,124	3,694	6,198	7,603	14,062
Travel expenses	439	462	363	901	739	1,525
Cost of software packages and others	3,387	2,720	2,512	6,106	4,932	10,902
Communication expenses	179	182	189	361	359	713
Consultancy and professional charges	387	346	439	734	895	1,684
Depreciation and amortisation expenses	1,166	1,173	1,029	2,339	1,979	4,225
Finance cost	138	90	66	228	121	284
Other expenses	1,292	1,254	1,001	2,546	1,939	4,392
Total expenses	30,858	30,132	28,731	60,990	56,343	116,146
Profit before tax	8,768	8,362	8,391	17,130	15,925	33,322
Tax expense:
Current tax	2,491	2,307	2,482	4,798	4,832	9,287
Deferred tax	62	110	(117)	172	(295)	(73)
Profit for the period	6,215	5,945	6,026	12,160	11,388	24,108
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(64)	87	40	23	(46)	8
Equity instruments through other comprehensive income, net	40	1	4	40	7	(7)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	23	6	(12)	29	14	(7)
Exchange differences on translation of foreign operations	5	15	(14)	21	39	776
Fair value changes on investments, net	(20)	75	26	55	(346)	(256)
Total other comprehensive income/(loss), net of tax	(16)	184	44	168	(332)	514

Total comprehensive income for the period	6,199	6,129	6,070	12,328	11,056	24,622

Profit attributable to:
Owners of the company	6,212	5,945	6,021	12,157	11,381	24,095
Non-controlling interest	3	-	5	3	7	13
	6,215	5,945	6,026	12,160	11,388	24,108
Total comprehensive income attributable to:
Owners of the company	6,196	6,132	6,068	12,328	11,054	24,598
Non-controlling interest	3	(3)	2	–	2	24
	6,199	6,129	6,070	12,328	11,056	24,622
Paid up share capital (par value 5/- each, fully paid)	2,070	2,070	2,099	2,070	2,099	2,069
Other equity *#	73,338	73,338	73,252	73,338	73,252	73,338
Earnings per equity share (par value 5/- each)**
Basic ( in per share)	15.01	14.37	14.35	29.38	27.13	57.63
Diluted (in per share)	14.99	14.35	14.34	29.34	27.10	57.54

*	Balances for the quarter and half year ended September 30, 2023 and quarter ended June 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 and balances for the quarter and half year ended September 30, 2022 represent balances as per the audited Balance Sheet as at March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2023, quarter ended June 30, 2023 and quarter and half year ended September 30, 2022.

#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2023 have been taken on record by the Board of Directors at its meeting held on October 12, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered and approved the appointment of Nitin Paranjpe (DIN - 00045204), as an Additional & Independent Director effective January 1, 2024 for a period of 5 (Five) years, subject to the approval of the shareholders.

c)	Update on Investment

On September 1, 2023, Infosys entered into a share purchase agreement to acquire 100% of the voting interests in Danske IT and Support Services India Private Limited, which is Danske Bank's IT center in India. The estimated consideration is approximately DKK 63 million (approximately 77 crore) which may be subjected to a further adjustment on finalization of the opening net assets value as agreed in the Share Purchase Agreement.

d)	Update on employee stock grants

The Board, on October 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :One time grant of 1,231,260 RSUs under the 2015 Stock Incentive Compensation Plan (2015 Plan) and 500,250 PSUs under the Expanded Stock Ownership Program 2019 (2019 Plan) to Senior Management Personnel including Key management personnel as defined under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended and other Senior leaders.The grants made under the 2015 Plan would vest over a period of three years and the grants made under the 2019 Plan would vest over a period of three years subject to Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f November 1, 2023 and the exercise price will be equal to the par value of the share.Further, the Board on October 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 34,390 RSUs to few new hires under the 2015 plan w.e.f November 1, 2023. The RSUs will vest over a period of three to four years.

2. Information on dividends for the quarter and half year ended September 30, 2023

The Board of Directors declared an interim dividend of 18/- per equity share. The record date for the payment is October 25, 2023.The interim dividend will be paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Dividend per share (par value 5/- each)
Interim dividend	18.00	–	16.50	18.00	16.50	16.50
Final dividend	–	–	–	–	–	17.50

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2023	March 31, 2023
ASSETS
Non-current assets
Property, plant and equipment	12,542	13,346
Right of use assets	6,950	6,882
Capital work-in-progress	497	288
Goodwill	7,240	7,248
Other Intangible assets	1,547	1,749
Financial assets
Investments	11,744	12,569
Loans	38	39
Other financial assets	2,343	2,798
Deferred tax assets (net)	868	1,245
Income tax assets (net)	6,945	6,453
Other non-current assets	2,518	2,318
Total non-current assets	53,232	54,935
Current assets
Financial assets
Investments	7,579	6,909
Trade receivables	28,261	25,424
Cash and cash equivalents	15,713	12,173
Loans	252	289
Other financial assets	11,650	11,604
Income tax assets (net)	42	6
Other current assets	13,570	14,476
Total current assets	77,067	70,881
Total Assets	130,299	125,816
EQUITY AND LIABILITIES
Equity
Equity share capital	2,070	2,069
Other equity	78,698	73,338
Total equity attributable to equity holders of the Company	80,768	75,407
Non-controlling interests	386	388
Total equity	81,154	75,795
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	6,626	7,057
Other financial liabilities	2,162	2,058
Deferred tax liabilities (net)	1,028	1,220
Other non-current liabilities	472	500
Total non-current liabilities	10,288	10,835

Current liabilities
Financial liabilities
Lease liabilities	1,920	1,242
Trade payables	3,203	3,865
Other financial liabilities	17,566	18,558
Other Current Liabilities	10,278	10,830
Provisions	1,702	1,307
Income tax liabilities (net)	4,188	3,384
Total current liabilities	38,857	39,186
Total equity and liabilities	130,299	125,816

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2023 and March 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2023	2022
Cash flow from operating activities
Profit for the period	12,160	11,388
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	4,970	4,537
Depreciation and amortization	2,339	1,979
Interest and dividend income	(1,006)	(947)
Finance cost	228	121
Impairment loss recognized / (reversed) under expected credit loss model	206	91
Exchange differences on translation of assets and liabilities, net	(1)	131
Stock compensation expense	279	269
Other adjustments	900	283
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,751)	(4,864)
Loans, other financial assets and other assets	(251)	(1,205)
Trade payables	(661)	(9)
Other financial liabilities, other liabilities and provisions	(768)	3,213
Cash generated from operations	16,644	14,987
Income taxes paid	(4,538)	(4,227)
Net cash generated by operating activities	12,106	10,760
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,299)	(1,234)
Deposits placed with corporation	(636)	(564)
Redemption of deposits placed with corporation	439	384
Interest and dividend received	973	846
Payment towards acquisition of business, net of cash acquired	-	(904)
Payment of contingent consideration pertaining to acquisition of business	(59)	(60)
Other receipts	127	40
Payments to acquire Investments
Liquid mutual funds and fixed maturity plan securities	(33,038)	(36,310)
Certificates of deposit	(2,179)	(5,024)
Commercial Paper	(2,903)	(482)
Non-convertible debentures	(104)	(249)
Tax free bonds	–	(13)
Government securities	–	(1,569)
Other investments	(5)	(18)
Proceeds on sale of Investments
Other investments	–	99
Liquid mutual funds	31,292	34,336
Certificates of deposit	4,912	3,138
Commercial Paper	1,254	200
Non-convertible debentures	875	295
Government securities	299	1,332
Net cash (used in) / generated from investing activities	(52)	(5,757)
Cash flows from financing activities:
Payment of lease liabilities	(920)	(527)
Payment of dividends	(7,246)	(6,711)
Payment of dividend to non-controlling interest of subsidiary	(2)	(22)
Shares issued on exercise of employee stock options	3	7
Other receipts	20	84
Other payments	(334)	(220)
Net cash used in financing activities	(8,479)	(7,389)
Net increase / (decrease) in cash and cash equivalents	3,575	(2,386)
Effect of exchange rate changes on cash and cash equivalents	(35)	(217)
Cash and cash equivalents at the beginning of the period	12,173	17,472
Cash and cash equivalents at the end of the period	15,713	14,869
Supplementary information:
Restricted cash balance	365	465

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2023 and September 30, 2022 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Revenue by business segment
Financial Services (1)	10,705	10,661	11,148	21,366	21,710	43,763
Retail (2)	5,913	5,513	5,183	11,426	10,187	21,204
Communication (3)	4,463	4,441	4,501	8,904	8,965	18,086
Energy, Utilities, Resources and Services	4,957	4,889	4,498	9,846	8,757	18,539
Manufacturing	5,574	5,350	4,686	10,924	8,858	19,035
Hi-Tech	3,053	3,056	2,971	6,109	5,783	11,867
Life Sciences (4)	3,050	2,749	2,452	5,799	4,709	10,085
All other segments (5)	1,279	1,274	1,099	2,553	2,039	4,188
Total	38,994	37,933	36,538	76,927	71,008	146,767
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	38,994	37,933	36,538	76,927	71,008	146,767
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,579	2,545	2,811	5,124	5,565	10,843
Retail (2)	1,674	1,629	1,578	3,303	3,115	6,396
Communication (3)	1,035	984	965	2,019	1,759	3,759
Energy, Utilities , Resources and Services	1,352	1,290	1,251	2,642	2,396	5,155
Manufacturing	1,033	972	792	2,005	1,177	3,113
Hi-Tech	788	802	724	1,590	1,396	2,959
Life Sciences (4)	799	702	642	1,501	1,177	2,566
All other segments (5)	180	140	139	320	180	339
Total	9,440	9,064	8,902	18,504	16,765	35,130
Less: Other Unallocable expenditure	1,166	1,173	1,029	2,339	1,979	4,225
Add: Unallocable other income	632	561	584	1,193	1,260	2,701
Less: Finance cost	138	90	66	228	121	284
Profit before tax and non-controlling interests	8,768	8,362	8,391	17,130	15,925	33,322

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Revenue from operations	32,629	31,811	31,567	64,440	61,094	124,014
Profit before tax	8,517	8,146	8,488	16,663	15,391	31,643
Profit for the period	6,245	5,956	6,253	12,202	11,154	23,268

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 12, 2023	Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2023, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,718	4,617	4,555	9,334	8,999	18,212
Cost of sales	3,271	3,211	3,170	6,481	6,315	12,709
Gross profit	1,447	1,406	1,385	2,853	2,684	5,503
Operating expenses	447	445	406	892	817	1,678
Operating profit	1,000	961	979	1,961	1,867	3,825
Other income, net	77	68	73	145	160	335
Finance cost	17	11	8	28	15	35
Profit before income taxes	1,060	1,018	1,044	2,078	2,012	4,125
Income tax expense	309	294	295	603	574	1,142
Net profit	751	724	749	1,475	1,438	2,983
Earnings per equity share *
Basic (in $ per share)	0.18	0.17	0.18	0.36	0.34	0.71
Diluted (in $ per share)	0.18	0.17	0.18	0.36	0.34	0.71
Total assets	15,689	16,007	15,640	15,689	15,640	15,312
Cash and cash equivalents and current investments	2,805	2,176	3,276	2,805	3,276	2,322

*	EPS is not annualized for the quarter and half year ended September 30, 2023, quarter ended June 30, 2023 and quarter and half year ended September 30, 2022.

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and half-year ended September 30, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	32,629	31,811	31,567	64,440	61,094	124,014
Other income, net	1,350	1,001	1,267	2,352	1,916	3,859
Total income	33,979	32,812	32,834	66,792	63,010	127,873
Expenses
Employee benefit expenses	16,435	16,353	15,873	32,788	30,787	62,764
Cost of technical sub-contractors	4,645	4,676	4,815	9,321	9,825	19,096
Travel expenses	345	359	293	705	608	1,227
Cost of software packages and others	1,809	1,174	1,428	2,982	2,611	5,214
Communication expenses	131	129	135	260	254	502
Consultancy and professional charges	275	215	333	490	696	1,236
Depreciation and amortisation expense	738	746	682	1,484	1,326	2,753
Finance cost	89	43	40	132	73	157
Other expenses	995	971	747	1,967	1,439	3,281
Total expenses	25,462	24,666	24,346	50,129	47,619	96,230
Profit before tax	8,517	8,146	8,488	16,663	15,391	31,643
Tax expense:
Current tax	2,180	2,065	2,312	4,245	4,345	8,167
Deferred tax	92	125	(77)	216	(108)	208
Profit for the period	6,245	5,956	6,253	12,202	11,154	23,268
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(68)	87	40	19	(56)	(19)
Equity instruments through other comprehensive income, net	40	1	4	40	7	(6)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	23	6	(12)	29	14	(7)
Fair value changes on investments, net	(22)	68	27	46	(317)	(236)

Total other comprehensive income/ (loss), net of tax	(27)	162	59	134	(352)	(268)

Total comprehensive income for the period	6,218	6,118	6,312	12,336	10,802	23,000

Paid-up share capital (par value 5/- each fully paid)	2,075	2,075	2,104	2,075	2,104	2,074
Other Equity*	65,671	65,671	67,203	65,671	67,203	65,671
Earnings per equity share ( par value 5 /- each)**
Basic (in per share)	15.05	14.36	14.86	29.40	26.51	55.48
Diluted (in per share)	15.04	14.34	14.85	29.38	26.49	55.42

*	Balances for the quarter and half year ended September 30, 2023 and quarter ended June 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 and balances for the quarter and half year ended September 30, 2022 represent balances as per the audited Balance Sheet as at March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.
**	EPS is not annualized for the quarter and half year ended September 30, 2023, quarter ended June 30, 2023 and quarter and half year ended September 30, 2022.

1. Notes pertaining to the current quarter

a) The audited interim condensed standalone financial statements for the quarter and half-year ended September 30, 2023 have been taken on record by the Board of Directors at its meeting held on October 12, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered and approved the appointment of Nitin Paranjpe (DIN - 00045204), as an Additional & Independent Director effective January 1, 2024 for a period of 5 (Five) years, subject to the approval of the shareholders.

c) Update on Investment

On September 1, 2023, Infosys entered into a share purchase agreement to acquire 100% of the voting interests in Danske IT and Support Services India Private Limited, which is Danske Bank's IT center in India. The estimated consideration is approximately DKK 63 million (approximately 77 crore) which may be subjected to a further adjustment on finalization of the opening net assets value as agreed in the Share Purchase Agreement.

d) Update on employee stock grants

The Board, on October 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :

One time grant of 1,231,260 RSUs under the 2015 Stock Incentive Compensation Plan (2015 Plan) and 500,250 PSUs under the Expanded Stock Ownership Program 2019 (2019 Plan) to Senior Management Personnel including Key management personnel as defined under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended and other Senior leaders.

The grants made under the 2015 Plan would vest over a period of three years and the grants made under the 2019 Plan would vest over a period of three years subject to Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f November 1, 2023 and the exercise price will be equal to the par value of the share.

Further, the Board on October 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 34,390 RSUs to few new hires under the 2015 plan w.e.f November 1, 2023. The RSUs will vest over a period of three to four years.

2. Information on dividends for the quarter and half-year ended September 30, 2023

The Board of Directors declared an interim dividend of 18/- per equity share. The record date for the payment is October 25, 2023.The interim dividend will be paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Dividend per share (par value 5/- each)
Interim dividend	18.00	–	16.50	18.00	16.50	16.50
Final dividend	–	–	–	–	–	17.50

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
ASSETS
Non-current assets
Property, plant and equipment	10,992	11,656
Right of use assets	3,668	3,561
Capital work-in-progress	452	275
Goodwill	211	211
Other Intangible assets	–	3
Financial assets
Investments	23,031	23,686
Loans	37	39
Other financial assets	1,044	1,341
Deferred tax assets (net)	402	779
Income tax assets (net)	6,342	5,916
Other non-current assets	1,984	1,788
Total non-current assets	48,163	49,255

Current assets
Financial assets
Investments	5,806	4,476
Trade receivables	23,237	20,773
Cash and cash equivalents	9,964	6,534
Loans	258	291
Other financial assets	9,289	9,088
Other current assets	10,119	10,920
Total current assets	58,673	52,082
Total assets	106,836	101,337

EQUITY AND LIABILITIES
Equity
Equity share capital	2,075	2,074
Other equity	71,017	65,671
Total equity	73,092	67,745

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	3,470	3,553
Other financial liabilities	1,600	1,317
Deferred tax liabilities (net)	716	866
Other non-current liabilities	388	414
Total non - current liabilities	6,174	6,150

Current liabilities
Financial liabilities
Lease liabilities	786	713
Trade payables
Total outstanding dues of micro enterprises and small enterprises	9	97
Total outstanding dues of creditors other than micro enterprises and small enterprises	2,085	2,329
Other financial liabilities	12,132	12,697
Other current liabilities	7,636	7,609
Provisions	1,510	1,163
Income tax liabilities (net)	3,412	2,834
Total current liabilities	27,570	27,442

Total equity and liabilities	106,836	101,337

The disclosure is an extract of the audited Balance Sheet as at September 30, 2023 and March 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Half-year ended September 30,
	2023	2022
Cash flow from operating activities:
Profit for the period	12,202	11,154
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization	1,484	1,326
Income tax expense	4,461	4,237
Impairment loss recognized / (reversed) under expected credit loss model	184	54
Finance cost	132	73
Interest and dividend income	(1,999)	(1,521)
Stock compensation expense	246	242
Other adjustments	343	38
Exchange differences on translation of assets and liabilities, net	40	59
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,688)	(4,166)
Loans, other financial assets and other assets	(359)	(363)
Trade payables	(332)	(13)
Other financial liabilities, other liabilities and provisions	142	2,271
Cash generated from operations	14,856	13,391
Income taxes paid	(4,108)	(3,669)
Net cash generated by operating activities	10,748	9,722
Cash flow from investing activities:
Expenditure on property, plant and equipment	(1,101)	(997)
Deposits placed with corporation	(555)	(390)
Redemption of deposits with corporation	389	238
Interest and dividend received	809	734
Dividend received from subsidiary	1,192	693
Loan given to subsidiaries	–	(427)
Loan repaid by subsidiaries	3	393
Investment in subsidiaries	(63)	(1,201)
Proceeds from liquidation of a subsidiary	80	–
Other receipts	123	32
Payments to acquire investments
Liquid mutual fund units	(29,092)	(32,064)
Commercial papers	(2,419)	(259)
Certificates of deposits	(1,252)	(4,481)
Government Securities	–	(1,370)
Non-convertible debentures	(104)	–
Other investments	(2)	(3)
Proceeds on sale of investments
Liquid mutual fund units	27,279	30,167
Non-convertible debentures	775	220
Certificates of deposit	3,662	3,038
Commercial papers	700	–
Government Securities	–	1,132
Other investments	–	99
Net cash (used in) / from investing activities	424	(4,446)
Cash flow from financing activities:
Payment of lease liabilities	(362)	(324)
Shares issued on exercise of employee stock options	1	5
Other receipts	–	57
Other payments	(93)	(24)
Payment of dividends	(7,266)	(6,732)
Net cash used in financing activities	(7,720)	(7,018)
Net increase / (decrease) in cash and cash equivalents	3,452	(1,742)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(22)	(30)
Cash and cash equivalents at the beginning of the period	6,534	12,270
Cash and cash equivalents at the end of the period	9,964	10,498
Supplementary information:
Restricted cash balance	58	74

The disclosure is an extract of the audited Statement of Cash flows for the half year ended September 30, 2023 and September 30, 2022 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2023.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 12, 2023	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore except per equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2023	2023	2022
Revenue from operations	38,994	76,927	36,538
Profit before tax	8,768	17,130	8,391
Profit for the period	6,215	12,160	6,026
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	6,199	12,328	6,070

Profit attributable to:
Owners of the company	6,212	12,157	6,021
Non-controlling interest	3	3	5
	6,215	12,160	6,026

Total comprehensive income attributable to:
Owners of the company	6,196	12,328	6,068
Non-controlling interest	3	–	2
	6,199	12,328	6,070

Paid-up share capital (par value 5/- each fully paid)	2,070	2,070	2,099
Other equity *#	73,338	73,338	73,252
Earnings per equity share (par value 5/- each)**
Basic (in per share)	15.01	29.38	14.35
Diluted (in per share)	14.99	29.34	14.34

*	Balances for the quarter and half year ended September 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 and balances for the quarter ended September 30, 2022 represent balances as per the audited Balance Sheet as at March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.

**	EPS is not annualized for the quarter and half year ended September 30, 2023 and quarter ended September 30, 2022

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2023 have been taken on record by the Board of Directors at its meeting held on October 12, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered and approved the appointment of Nitin Paranjpe (DIN - 00045204), as an Additional & Independent Director effective January 1, 2024 for a period of 5 (Five) years, subject to the approval of the shareholders.

c) Update on Investment

On September 1, 2023, Infosys entered into a share purchase agreement to acquire 100% of the voting interests in Danske IT and Support Services India Private Limited, which is Danske Bank's IT center in India. The estimated consideration is approximately DKK 63 million (approximately 77 crore) which may be subjected to a further adjustment on finalization of the opening net assets value as agreed in the Share Purchase Agreement.

d) Update on employee stock grants

The Board, on October 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :

One time grant of 1,231,260 RSUs under the 2015 Stock Incentive Compensation Plan (2015 Plan) and 500,250 PSUs under the Expanded Stock Ownership Program 2019 (2019 Plan) to Senior Management Personnel including Key management personnel as defined under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended and other Senior leaders.

The grants made under the 2015 Plan would vest over a period of three years and the grants made under the 2019 Plan would vest over a period of three years subject to Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f November 1, 2023 and the exercise price will be equal to the par value of the share.

Further, the Board on October 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 34,390 RSUs to few new hires under the 2015 plan w.e.f November 1, 2023. The RSUs will vest over a period of three to four years.”

2. Information on dividends for the quarter and half-year ended September 30, 2023

The Board of Directors declared an interim dividend of 18/- per equity share. The record date for the payment is October 25, 2023.The interim dividend will be paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share.

(in )

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2023	2023	2022
Dividend per share (par value 5/- each)
Interim dividend	18.00	18.00	16.50
Final dividend	–	–	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2023	2023	2022
Revenue from operations	32,629	64,440	31,567
Profit before tax	8,517	16,663	8,488
Profit for the period	6,245	12,202	6,253

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 12, 2023	Chief Executive Officer and Managing Director